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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

September 15, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Dominic Minore, Senior Counsel

Re:	AIP Alternative Lending Fund P
(File Nos. 333-218890 and 811-23266)

Dear Mr. Minore:

We are writing in response to comments provided in a letter dated July 21, 2017 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on June 22, 2017 on behalf of AIP Alternative Lending Fund P (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Securities and Exchange Commission (“SEC”) staff’s (“Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Outside Front Cover

Investment Program

Comment 1.
The disclosure states that the Fund, through its investment in the Master Fund, will seek to achieve its investment objective by investing in alternative lending securities that generate interest or other income streams that the Master Fund’s investment adviser believes offer access to credit risk premium. The “credit risk premium” is defined as the difference in return between obligations viewed as risk free, such as high-quality, short-term government debt securities and securities issued by private entities or other entities which are subject to credit risk. Please expand the disclosure to clarify whether the credit risk premiums generated by the Master Fund’s investment are expected to appropriately compensate the Master Fund for the level of credit risk to which such investments are subject.

Response 1.
We respectfully acknowledge the comment. The disclosure has been revised to expand on the concept of the credit risk premium. We also note that we believe that the registration statement currently contains appropriate risk disclosure with respect to the concept of credit risk.

Comment 2.
Footnote (2) of the pricing table states that the Fund will bear certain ongoing offering costs and that the Fund also pays the Distributor a monthly distribution and shareholders servicing fee. Please expand the disclosure presented in footnote (2) to clarify that investors purchasing Shares will indirectly bear all expenses borne by the Fund.

Response 2.	The disclosure has been revised accordingly.

Comment 3.
The second paragraph of this section states the Master Fund will not invest greater than 45% of its Managed Assets in the securities of, or loans originated by, any single Platform or group of related Platforms (hereinafter, a “Platform Group”). In your response letter, please confirm that the Fund understands that a Platform is an issuer and that if the Master Fund invests 45% or more of its assets in the securities of, or loans originated by, a single Platform or Platform Group, then the Platform or Platform Group may be considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933. Also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a Platform or Platform Group, or if a Platform or Platform Group were considered a co-issuer with the Fund, the registration statement would need to contain all required disclosure regarding that Platform or Platform Group, and that Platform or Platform Group would need to execute the registration statement as an issuer and would have issuer liability under the Securities Act of 1933 for the disclosure contained in the registration statement.

Response 3.
We hereby confirm that the Fund understands that a Platform is an issuer, and that if the Master Fund invests 45% or more of its assets in the securities of, or loans originated by, a single Platform or Platform Group, then the Platform or Platform Group may be considered a co-issuer of the Master Fund under Rule 140 of the Securities Act of 1933. The Fund also confirms that, if the Master Fund were to be regarded as engaged in a distribution of the securities of a Platform or Platform Group, or if a Platform or Platform Group were considered a co-issuer with the Master Fund, then the registration statement would be updated to contain all required disclosure regarding that Platform or Platform group, and that Platform or Platform Group would need to execute the registration statement as an issuer and would have issuer liability under the Securities Act of 1933 for the disclosure contained in the registration statement. However, the Master Fund does not intend to invest 45% or more of its assets in loans issued by a single Platform or Platform Group.

Comment 4.
The fourth paragraph states that, although the Master Fund’s fundamental policies do not permit the Master Fund to invest in consumer loans of sub-prime quality, “some” unrated securities purchased by the Master Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. However, the prospectus does not specify any maximum percentage of Master Fund assets that may be invested in assets that may be of credit quality comparable to securities rated below investment grade. Accordingly, please delete the word “some” from the fourth paragraph and revise to specify the maximum percentage of the Master Fund’s assets that may be invested in unrated securities that may be of credit quality comparable to securities rated below investment grade, as well as in securities rated below investment grade. Also clarify that the Master Fund will not invest in consumer loans that may be of credit quality comparable to securities rated below investment grade.

Response 4.	The disclosure has been revised accordingly. The Fund notes that there will be no limitation on investments other than those described with respect to sub-prime loans.

Summary of Terms

Investment Program (page 1)

Comment 5.
We note that the Master Fund may invest in a broad range of alternative lending securities, including, “but not limited to,” those that are included in six categories of investments listed in the disclosure. In your response letter, please confirm that the six categories disclosed constitute all of the principal categories of alternative lending securities in which the Master Fund may invest. In the alternative, please disclose any other principal categories.

Response 5.
We respectfully acknowledge the comment. The registration statement lists the principal categories of alternative lending securities in which the Master Fund currently intends to invest. To the extent the Master Fund’s investments in other categories materially changes in the future, the Fund undertakes the supplement the registration statement.

Comment 6.
Among the six categories identified are fractional interests in alternative lending securities and tranches of alternative lending securitizations, including, but not limited to, residual interests and/or majority-owned affiliates. Furthermore, the disclosure states that the Master Fund will not invest in consumer loans that are of sub-prime quality as determined at the time of investment. Please clarify the disclosure to indicate whether the Master Fund will not also indirectly invest in consumer loans that are of sub-prime quality when it invests either in fractional interests in alternative lending securities or in tranches of alternative lending securitizations.

Response 6.
The disclosure has been revised to note that, to the extent the Master Fund invests in fractional interests in alternative lending securities or tranches of alternative lending securitizations, the Master Fund will not invest indirectly in consumer loans that are of sub-prime quality. The Fund notes that the Master Fund may invest in residual interests in pools of alternative lending securities, some of which may include consumer loans of sub-prime quality. However, the Fund notes that such investments are considered to be equity investments.

Comment 7.
The disclosure on page 2 states that the Fund, through its investment in the Master Fund, pursues its investment objective by investing primarily in alternative lending securities, either directly or through one or more wholly-owned and controlled Subsidiaries formed by the Master Fund. The disclosure on page 23 under “Subsidiary Risk” further states that, by investing through its Subsidiaries, the Master Fund is exposed to the risks associated with the Subsidiaries’ investments. The disclosure also states that the Subsidiaries will not be registered as investment companies under the ICA and will not be subject to all of the investor protections of the ICA, although each Subsidiary will be managed pursuant to the compliance policies and procedures of the Fund applicable to it. The disclosure further suggests that Subsidiaries may be organized under the laws of a non-U.S. jurisdiction.

Response 7.	We respectfully acknowledge the comment.

Comment 8.
It is clear from the disclosure that the Subsidiaries of the Master Fund may be deemed to act as extensions of the Master Fund’s investment operations designed to facilitate the execution of the Master Fund’s investment strategy. Accordingly, please explain in your response letter whether such Subsidiaries will be consolidated with the financial statements of the Master Fund. In this regard, please see SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014).

Response 8.
The Fund has reviewed SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014) and confirms that the Subsidiaries of the Master Fund will be consolidated with the financial statements of the Master Fund.

Comment 9.
Additionally, with respect to the Master Fund’s Subsidiaries (including any special purpose vehicle wholly-owned by any Subsidiary of the Fund) please provide details in your response letter regarding the choice of form of entity and jurisdiction of organization. Also, please confirm the following:

Response 9.
We currently anticipate that the Master Fund’s Subsidiaries will be formed in Delaware as Delaware statutory trusts; however, the Fund reserves the right to form subsidiaries in other jurisdictions and in other forms in the future.

a.            that the Master Fund complies with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on a combined aggregate basis with its Subsidiaries.

Response 9a.
We hereby confirm that the Master Fund complies with the provisions of the 1940 Act governing investment policies and capital structure and leverage on a combined aggregate basis with its Subsidiaries.

b.            that each investment adviser to the Subsidiary complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the Master Fund under section 2(a)(20) of the ICA. The investment advisory agreement between an adviser and a Subsidiary is a material contract that should be included as an exhibit to the registration statement. Where the Master Fund and a Subsidiary have the same investment adviser, for purposes of complying with Section 15(c) of the ICA, the reviews of the Master Fund’s and the Subsidiary’s investment advisory agreements may combined.

Response 9b.
The Fund respectfully notes the Staff’s position; however, because the Subsidiaries are not registered as investment companies under the 1940 Act, the agreement between the Adviser and the Subsidiary is not subject to the requirements of Section 15 of the 1940 Act.  Thus, the Registrant respectfully declines to disclose that the Adviser, as the investment adviser to the Subsidiaries, complies with the provisions of the 1940 Act relating to investment advisory contracts.

In addition, the Fund respectfully submits that it does not believe a subsidiary’s investment advisory contract, nor any other subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Master Fund has not included any subsidiary investment advisory contracts as an exhibit to the Fund’s registration statement.

c.             that the Subsidiaries comply with the provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the Subsidiaries.

Response 9c.
The Subsidiaries comply with Section 17 of the 1940 Act on an aggregate basis with the Fund. The Subsidiaries have the same custodian as the Fund and will operate under a single custody contract which covers the Master Fund and its Subsidiaries.

Also, regarding any Subsidiary that may be organized under the laws of a non-U.S. jurisdiction, please provide the following additional information:

d.            disclose: (1) whether the Master Fund will have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the foreign Subsidiary is qualifying income, and (2) if the Master Fund does not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response 9d.
It is currently expected that any Subsidiary through which the Master Fund will make investments would be a disregarded entity (as opposed to a controlled foreign corporation) for U.S. federal income tax purposes. Thus, it is expected that any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Master Fund. Since it is expected that the income earned by the Master Fund would generally be qualifying income and gains from investments in loans, the Fund does not intend to request a private letter ruling or opinion of counsel addressing this issue.

e.            disclose any of the foreign Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Master Fund. The principal investment strategies and principal risk disclosures of the Master Fund when it invests in a foreign Subsidiary should reflect aggregate operations of the Master Fund and the foreign Subsidiary.

Response 9e.
We respectfully note that the Master Fund’s principal investment strategies and risks include those of its Subsidiaries and are already described in the disclosure. Accordingly, we have not made any revisions in response to this comment.

f.             confirm in your response letter that the financial statements of the foreign Subsidiary will be consolidated with those of the Master Fund.

Response 9f.	We confirm that the financial statements of any Subsidiary that may be organized under the laws of a non-U.S. jurisdiction will be consolidated with those of the Master Fund.

g.            also confirm, in your response letter, that: (1) the foreign Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (2) the foreign Subsidiary and its board of directors will agree to inspection by the staff of the foreign Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the ICA and the rules thereunder.

Response 9g.
We hereby confirm that any Subsidiary that may be organized under the laws of a non-U.S. jurisdiction and its Board of Directors will agree to designate a domestic (U.S.) agent for service of process, although not required by applicable law, and that such Subsidiaries will agree to inspection by the staff of their books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 10.
On page 2, the disclosure states that the Master Fund’s investment objective and strategy are non-fundamental and may be changed without Shareholder approval. Add disclosure to clarify that, although the Master Fund’s 80% investment policy may be changed without Shareholder approval, the Master Fund has adopted a policy to provide its Shareholders with at least 60 days prior notice of any change in that policy.

Response 10.	The disclosure has been revised accordingly.

Comment 11.
Among the types of loans to which the Master Fund will gain exposure, described on page 2, are those that are interest-only and/or those that do not require the full amortization of principal. Disclose whether a material amount of the Master Fund’s assets may be invested in such loans. Also highlight the related material risks, as applicable, in the prospectus risk factor presentation.

Response 11.	We currently do not anticipate that a material amount of the Master Fund’s assets will be invested in loans that are interest-only and/or those that do not require the full amortization of principal.

Comment 12.
The disclosure appearing at the top of page 3 states that, in implementing the Master Fund’s investment program, the Adviser has broad discretion to invest in alternative lending securities, including those relating to a variety of borrower types and geographic regions (including regions outside the United States), subject to the Master Fund’s stated fundamental policies. The disclosure also states that, in the future, the Master Fund’s investments may be sourced from Platforms domiciled outside or Platforms underwriting loans outside the United States, including in the United Kingdom and/or Europe (except emerging markets, as determined by the Adviser). Add clarifying disclosure to provide the Adviser’s definition of “emerging markets.” Disclose whether or not there is any limit on the amount of Master Fund assets that may be invested in loans originated by or through non-U.S. Platforms or to non-U.S. borrowers. If so, then disclose the maximum amount of Master Fund assets that could be so invested. In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever a material amount of the Master Fund’s total assets represent investments in borrowers located in or issuers primarily operating in any one foreign country.

Response 12.
The disclosure has been revised accordingly to note that there is no limit on the amount of Master Fund assets that may be invested in loans originated by or through non-U.S. Platforms or to non-U.S. borrowers (other than applicable limitations on emerging markets). The Fund will undertake to supplement its registration statement to provide appropriate risk disclosure whenever a material amount of the Master Fund’s total assets represents investments in borrowers located in or issuers primarily operating in any one foreign country.

Comment 13.
Please clarify the disclosure appearing in the third paragraph on page 3 to state whether the Master Fund will monitor the Platforms from which it purchases individual loans and other alternative lending securities in order to ensure sound underwriting standards are maintained over time and whether the Master Fund will review the Platforms’ credit models.

Response 13.	The disclosure has been revised accordingly.

Comment 14.
The disclosure appearing in the penultimate paragraph on page 3 indicates that the Master Fund may also invest in subordinated classes of loans or other assets, including unrated equity tranches. Amplify the disclosure to state that these investments will possess credit quality substantially equivalent to “junk,” and will be considered speculative with respect to the borrower’s or the issuer’s capacity to pay interest and repay principal.

Response 14.	The disclosure has been revised accordingly.

Comment 15.
Disclose, if true, that the subordinated (residual) classes in which the Master Fund may invest are typically considered to be a highly speculative investment and they are required to absorb all of the losses before the more senior classes are required to do so.

Response 15.	The disclosure has been revised accordingly.

Comment 16.	Please disclose whether the Master Fund intends to hold its investments to maturity. If not, disclose how the Master Fund will make decisions to sell its investments.

Response 16.	The disclosure has been revised accordingly.

Leverage (page 4)

Comment 17.
The second paragraph states that the Master Fund or a Subsidiary of the Master Fund may incur leverage to the extent permitted by the ICA, and also specifies the maximum amounts permitted by the ICA. Add disclosure to clarify that the Master Fund will comply with the limitations on leverage imposed by the ICA on a combined aggregate basis with its Subsidiaries.

Response 17.	The disclosure has been revised accordingly.

Comment 18.
The disclosure also states that the Master Fund has no present intention to issue preferred stock. Expand the disclosure to state, if true, that the Master Fund has no present intention to issue preferred stock during the 12 month period after effectiveness of this registration statement. In the alternative, add applicable fee table and other disclosures pertaining to the impact of a preferred stock offering on the Fund’s Shareholders.

Response 18.	The disclosure has been revised accordingly.

Distributions (page 6)

Comment 19.
Expand the disclosure in this section to state that, unless a Shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan. Also disclose that, for U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the Dividend Reinvestment Plan in additional shares of the Fund.

Response 19.
We respectfully acknowledge the comment. We have included this expanded disclosure under the section of the Prospectus entitled “Automatic Dividend Reinvestment Plan,” which we believe is a more appropriate location.

Fees and Expenses (page 7)

Comment 20.
The disclosure in this section briefly highlights the fees and expenses that the Fund will incur. Please clarify, in each instance, that Shareholders of the Fund will indirectly bear all fees and expenses of the Fund that are described in this section and elsewhere in the prospectus.

Response 20.	The disclosure has been revised accordingly.

Comment 21.
Expand the disclosure to indicate that dividends reinvested through the Fund’s Dividend Reinvestment Plan increase the Fund’s Managed Assets and average net assets on which the Management Fee and the Administration Fee, respectively, are payable to the Adviser and the Administrator.

Response 21.	The disclosure has been revised accordingly.

Repurchase of Shares by the Fund (page 9)

Comment 22.
The penultimate sentence of this section states that the Fund has the right to repurchase Shares held by its Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust. Additional disclosure on page 63 includes six bullet points that set forth when the Fund may, in its sole discretion, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder. Please explain to us how the Fund’s ability to repurchase its Shares in these situations is consistent with Rule 23c-2 under the ICA, which requires, among other things, that a closed-end fund redeem shares in a “manner as will not discriminate unfairly against any holder of the securities of such class or series.”

Response 22.
The Fund’s ability to require a redemption of a Shareholder’s Shares is limited to the circumstances described in the Fund’s Agreement and Declaration of Trust. Any transfer that would give rise to any of the enumerated circumstances is, under the Fund’s Agreement and Declaration of Trust, void to the maximum extent permitted by law and the intended recipient of the Shares would acquire no rights in such Shares and would not be treated as a Shareholder for any purpose. The Fund’s ability to require a redemption of such Shares under the same enumerated circumstances simply reinforces these limitations on transfer and ownership. The Fund’s right to require such redemption is fully disclosed to each Shareholder under the Fund’s Agreement and Declaration of Trust and is designed solely to protect the interests of the Fund and the Shareholders. As such, it is not designed to be exercised, and would not be exercised, in a manner or on a basis that discriminates unfairly against any Shareholders. The Fund also notes that (1) the restrictions on transfer which would lead to a compulsory repurchase of units by a the Fund apply equally to all Shareholders, (2) the Fund is aware of other funds which disclose a procedure for conducting repurchases from investors who violate transfer restrictions and (3) Section 23c-2 refers to repurchases which are both unfair and discriminatory and the Fund’s practice cannot be characterized as either.

Loans May Carry Risk and Be Speculative (page 9)

Comment 23.
In your response letter, please tell us what information is available to the Fund on alternative lending securities loss, delinquency and default rates. Please tell us where the Fund obtains this information from and whether the information is sufficient to allow the Fund to monitor trends over time.

Response 23.
The lending Platforms in which the Master Fund will invest will provide the Master Fund with information regarding each loan’s historical loss, delinquency and default rates. The Platforms also often provide prospective guidance regarding forward expectations for these metrics, and the Master Fund’s Investment Adviser will augment the forward expectations provided by the Platforms with credit risk modeling of the probability of default for the loans.

Default Risk (page 10)

Comment 24.
Expand the discussion to highlight the extent of any consumer laws that may prohibit, delay, or otherwise impose liability on the Master Fund resulting from collection activities relating to its investments. Disclose whether applicable laws impose limitations on the Master Fund’s ability to own or possess consumer notes.

Response 24.
We respectfully acknowledge the comment and note that a discussion of the Fair Debt Collection Practices Act and the risk stemming from third-party debt collectors is included in the section titled “Risks Relating to Compliance and Regulation of Online Lending Participants in the United States.” Further, we note that the Fund would not have any direct liability under the federal Fair Debt Collection Practices Act as collection activities are undertaken by the Platforms and/or third party debt collectors retained by the Platforms. To the extent that the collection activities undertaken by the Platforms and/or third party debt collectors retained by the Platforms violated applicable laws and impaired the value of the underlying loans, the Fund would generally have remedies against the Platforms under the terms of the servicing agreements. Finally, we respectfully acknowledge your comment regarding the Master Fund’s ability to own or possess consumer notes; however, we believe that the current disclosure is appropriate.

Servicer Risk (page 13)

Comment 25.
The disclosure here, and elsewhere throughout the prospectus, highlights the fact that the Master Fund materially depends on the Platforms for loan data, origination, sourcing and servicing. In your response letter, undertake to update the Fund’s prospectus throughout the continuous offering of the Fund’s securities, and to include in the Fund’s periodic reports, the following disclosure: the name of each Platform through which the Master Fund invests greater than 25% of its assets, a description of the Platform and a discussion of any unique risks that the Platform presents. Also undertake to disclose in the management’s discussion of Fund performance, and as a substitute for the required disclosure pertaining to the ten largest securities holdings of the Master Fund, the ten largest Platforms in which the Master Fund invests.

Response 25.
The  Fund undertakes to include in the Fund’s periodic reports the following disclosure: the name of each Platform through which the Master Fund invests greater than 25% of its assets, a description of the Platform and a discussion of any unique risks that the platform presents. The Fund will also disclose in the management’s discussion of Fund performance the Master Fund’s ten largest Platform exposures. The Fund acknowledges the Staff’s request to undertake to update the Fund’s prospectus with this same information, but respectfully declines to do so since the registration statement includes extensive risk disclosure relating to investing in Platforms, including that which would be applicable to the Platforms in which the Master Fund may invest.

Loans are Generally not Secured by any Collateral or Guaranteed or Insured by any Third Party (page 14)

Comment 26.
In the third paragraph, expand the disclosure to clarify why, after the final maturity date of a loan, a Platform may have no obligation to make any late payments to its lender members (such as the Master Fund) even if a borrower has submitted such a payment to the Platform, and the lender member will have no right to such payments.

Response 26.	The disclosure has been revised accordingly.

Risk of the Platform or the Master Fund Being Deemed the True Lender (page 19)

Comment 27.
We note the disclosure here, and elsewhere in the prospectus, highlighting the risk of the Master Fund being treated as a lender. Would the additional regulatory oversight, as well as the additional costs, create for the Master Fund operational and financial burdens and exposure to liability disproportionate to the amounts invested and otherwise not typically seen in a registered fund. Please tell us what research you have done on the question of whether the Master Fund will be treated as the lender under these laws as well as what additional steps, if any, the Master Fund will take to avoid such treatment.

Response 27.
The Fund has reviewed, among other materials, information related to the existing true lender litigation, the related risks under the bank partner model used by many of the Platforms and the ways in which the Platforms have tried to mitigate this risk. An analysis of these cases reveals a few instances where the non-bank partner was determined to be the true creditor rather than the bank identified in the loan documents. These cases have generally involved short-term high interest consumer loans (e.g., payday loans) and the court’s application of the predominant economic interest approach to determine the identity of the true creditor. In these cases, the non-bank partner deemed to be the true creditor was also involved in the underwriting and servicing of the loans in addition to bearing the credit risk associated with the loans.  We are not aware of any cases where a court determined that the purchaser of loans made by a Platform’s bank partner was the true creditor. Finally, many Platforms and their bank partners have recently modified their programs to mitigate the true lender risk.

Real Estate Loans Risk (page 24)

Comment 28.	Disclose the maximum permissible loan-to-value ratio of the real estate-related investments in which the Master Fund will be allowed to invest.

Response 28.	The disclosure has been revised accordingly.

Summary of Fees and Expenses (page 27)

Comment 29.	The fee table is incomplete and seed financial statements are not included in the filing. In this regard, please note that we may have additional comments on future pre-effective amendments.

Response 29.	We respectfully acknowledge the comment.

Comment 30.
The first paragraph is set to disclose the number of Shares of the Fund assumed to have been sold when calculating the annual expenses presented in the fee table and expense example. In your response letter, indicate why the particular level of Shares was selected to form the basis of the assumption. In the response letter, the Fund should also undertake to update the fee table and expense example during the continuous offering period to reflect any material changes resulting from an increase or decrease in the amount of Shares that the Fund reasonably expects to be able to sell.

Response 30.
The assumptions regarding the estimated amount of offering proceeds for the Fund are based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of AIP. Based on the foregoing, we believe that the numbers provided with respect to assets expected to be raised are appropriate and reasonable estimates, as required by Form N-2.

Comment 31.
We note the disclosure presented in footnote (2) relating to the “Dividend reinvestment plan fees” line item of the fee table. Instruction 4. to Item 3.1 of Form N-2 requires the line item to include all fees (except brokerage commissions) that are charged to participating Shareholder accounts. Please revise the fee table presentation accordingly.

Response 31.	We respectfully acknowledge the comment. The footnote has been revised to conform with Instruction 4 of Item 3.1 of Form N-2.

Comment 32.
Footnote (2) also states that a participating Shareholder may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. However, it is unclear to what “open-market purchases” the disclosure is referring because the Fund’s shares do not trade on the open market. Please revise the disclosure as appropriate.

Response 32.	The footnote has been revised to remove the reference to open-market purchases.

Comment 33.	Please confirm that the fee table will include the impact of organization and offering expenses expected to be incurred in the first year of operations.

Response 33.	We hereby confirm that the fee table will include the impact of organization and offering expenses expected to be incurred in the first year of operations.

Comment 34.	Expand the disclosure presented in footnote (4) to highlight the quantitative assumptions that were used when calculating “Interest Payments on Borrowed Funds.”

Response 34.	We respectfully acknowledge the comment. The disclosure presented in footnote (4) to the fee table will be based on current rates for similarly situated borrowers of lines of credit.

Comment 35.
Footnote (5) states that “Other Expenses” includes the Fund’s Distribution and Shareholder Servicing Fee. However, the Fund’s Distribution and Shareholder Servicing Fee should be presented as a separate line item in the Fund’s fee table, rather than included in “Other Expenses.” Please revise the fee table accordingly.

Response 35.	The disclosure has been revised accordingly.

Comment 36.
Please note that the fee waiver/expense reimbursement agreement that the Adviser has entered into with the Fund must cover a period of at least 12 months. Accordingly, specify the term of the fee waiver/expense reimbursement agreement in footnote (7).

Response 36.	The disclosure has been revised accordingly.

Comment 37.	Also file the fee waiver/expense reimbursement agreement as an exhibit to the registration statement.

Response 37.	We hereby confirm that the Fund will file the Expense Reimbursement Agreement as an exhibit to the registration statement.

Comment 38.	Please confirm that any fees waived/expenses reimbursed are not subject to future recoupment. If the Adviser is able to recoup fees waived/expenses reimbursed, please add appropriate disclosure.

Response 38.	We hereby confirm that any fees waived/expenses reimbursed are not subject to future recoupment.

Comment 39.
In a footnote to the fee table, please make clear that the Acquired Fund Fees and Expenses to be included in the fee table will take into account, as applicable, the calculation/presentation of Acquired Fund Fees and Expenses that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

Response 39.	We hereby confirm that the calculation/presentation of Acquired Fund Fees and Expenses in the fee table will conform to Instructions 10.f and g. to Item 3.1 of Form N-2.

Comment 40.
Disclosure indicates that the Master Fund may utilize Subsidiaries. Please confirm that any Subsidiary expense is reflected in the fee table. Note, any management fee paid by the Subsidiary should be reflected in the “Management Fee” line item of the fee table and the remainder of the Subsidiary’s expenses should be reflected in “Other Expenses.”

Response 40.	We hereby confirm that expenses related to the Subsidiaries will be reflected in the appropriate line items of the fee table.

Example (page 27)

Comment 41.	Clarify that the Example gives effect to the fee waiver/expense limitation agreement only for its contractual term.

Response 41.	The disclosure has been revised accordingly.

Leverage (page 34)

Comment 42.
The fifth paragraph states that the Master Fund reserves the flexibility to issue preferred shares. At an appropriate juncture in the prospectus, please add disclosure regarding the rights and preferences of holders of preferred stock versus holders of Shares, highlighting their competing/conflicting interests; disclosure that all fees and expenses of the Master Fund, including fees and expenses of issuing and servicing preferred stock, are borne exclusively by its common shareholders, including the Fund, and therefore indirectly by the Fund’s Shareholders; etc.

Response 42.	The disclosure has been revised accordingly.

Risk Considerations (page 36)

Comment 43.
Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response 43.	The disclosure has been revised accordingly.

Comment 44.
Add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund’s and the Master Fund’s future borrowings, its net investment income, its net asset value, the ability of the borrowers to service debt, and also materially impact the investment vehicles in which the Fund and Master Fund may invest, etc.

Response 44.
We respectfully acknowledge the comment. The registration statement currently includes an “Interest Rate Risk” that describes in detail the risks associate with the current historically low interest rate environment, including how changes to interest rates may affect the Fund and its investments.

Comment 45.
In your response letter, please confirm that the Fund has disclosed the extent to which the Master Fund may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response 45.	We hereby confirm that the registration statement discloses the extent to which the Master Fund may invest in derivatives and the related risks of such investments.

Comment 46.	Provide a separate risk factor highlighting any projected material spikes in consumer credit defaults.

Response 46.
We respectfully acknowledge the comment. We have revised the existing “Default Risk” in the registration statement to include disclosure respecting consumer credit defaults. We believe that it is more appropriate to include the information in this risk factor than to include it in a separate risk factor.

Tax Treatment of Loans Risk (page 57)

Comment 47.
The disclosure states that, for purposes of the Diversification Tests, it may be uncertain whether the issuer of such whole loans made by the Master Fund will be the Platform, or the underlying borrowers with respect to such investments. It further states that, in the opinion of Dechert LLP, tax counsel to the Fund and Master Fund, whole loans acquired by the Master Fund under the circumstances described in the “Tax Aspects” section of the prospectus should be treated as issued by the underlying borrower for the purposes of the Diversification Tests. Further, based on such opinion, the Master Fund intends to treat the underlying borrowers as the issuers of whole loans (and not the Platforms) for purposes of the Diversification Tests. Accordingly, please file, as an exhibit to the registration statement, a tax opinion and consent of Dechert LLP supporting the disclosure regarding its opinion.

Response 47.	The Fund has filed a tax opinion and consent of Dechert LLP supporting the above referenced disclosure.

Derivatives (page 58)

Comment 48.	Add disclosure to briefly identify the Fund’s valuation policy regarding its investments in derivatives.

Response 48.	The disclosure has been revised accordingly.

Custodian and Transfer Agent (page 68)

Comment 49.
Please advise the staff as to how the Master Fund will satisfy the custody requirements under section 17(f) of the ICA and also add a corresponding brief description to the disclosure. For example, disclose that the Master Fund’s qualified custodian will receive evidence that the Master Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase. As an example, the Master Fund’s custodian should receive an executed loan package, which could consist of either a note or a loan agreement and a note, along with an instrument of assignment executed by the platform. The custodian should also receive personally identifying information about the borrower to enable the custodian to enforce the loan directly against the borrower.

Response 49.
The Master Fund plans to enter into a contract with Millennium Trust Company, LLC (“Millennium”) and U.S. Bank, NA (“U.S. Bank”), under which Millennium and U.S. Bank will serve as Custodians of the Master Fund’s assets.  Millennium, which will serve as the Master Fund’s qualified custodian with respect to its investments in loans, will receive copies of all loans purchased by the Master Fund which Millennium will then log and vault after verifying pertinent information against loan purchase reports provided by the Platforms and authorized by the Master Fund.  Electronic loans will be held in an electronic vault (“e-Vault”) as follows: (1) For Platforms that use eOriginal, electronic loan documents will be held in an e-Vault at eOriginal in Millennium’s name as custodian for the benefit of the Master Fund; (2) For Platforms that do not use eOriginal, copies of electronic loan documents, registered in the name of Millennium for the benefit of the Master Fund, will be deposited into a third-party document management system stored on Millennium’s secure servers accessible only to the Master Fund custody team and certain IT personnel. For loans for which there are not electronic documents, the physical documents will be held on-site in Millennium’s vault.  The physical documents will be physically segregated from other documents held in Millennium’s custody, and will be identified as being held for the benefit of the Master Fund. The disclosure has been revised to provide information regarding what the custodian will receive as evidence for each of the different types of loans.

Calculation of Net Asset Value (page 70)

Comment 50.	The disclosure states that the NAV per Share is calculated monthly. Expand the disclosure to identify as of what day and time each month NAV per Share will be determined under normal circumstances.

Response 50.	The disclosure has been revised accordingly.

Comment 51.
Confirm in correspondence that the Fund’s financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and will characterize the loans as illiquid.

Response 51.
We hereby confirm that the Fund’s financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and will characterize the loans as illiquid. However, the Fund notes that certain hedging instruments could potentially be classified as Level 1 or Level 2.

Plan of Distribution (page 82)

Comment 52.	Please provide, as applicable, the disclosure specified by Item 5.4. of Form N‑2.

Response 52.	The disclosure has been revised accordingly.

Statement of Additional Information

Fundamental Policies (page 1)

Comment 53.	In the first enumerated fundamental policy, please insert the phrase “or group of industries” after the word “industry.”

Response 53.	The disclosure has been revised accordingly.

Signatures (page C-5)

Comment 54.	Please also include in Part C of the registration statement, the signatures specified in section 6(a) of the Securities Act of 1933 in respect of the Master Fund.

Response 54.	We respectfully acknowledge the comment. Part C of the registration statement has been re-filed to include the required signatures in respect of the Master Fund.

* * * * *

If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss